Exhibit 99.3

Limited Review Report on Quarterly Consolidated Financial Results of Dr. Reddy’s Laboratories Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulation, 2015

To

The Board of Directors of Dr. Reddy’s Laboratories Limited

We have reviewed the accompanying statement of unaudited consolidated financial results (“the statement”) of Dr. Reddy Laboratories Limited (“the company”), its subsidiaries and its jointly controlled entity (the company, its subsidiaries and its jointly controlled entity constitute “the group”) for the quarter ended 30 June 2016, attached herewith, being submitted by the company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015.

This statement is the responsibility of the Company’s Management and has been approved by the Board of Directors in the meeting held on 26 July 2016. Our responsibility is to issue a report on the statement based on our review.

We conducted our review in accordance with the Standard on Review Engagement (SRE) 2410, Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of Company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

The Statement includes the results of the following entities:

1)	Aurigene Discovery Technologies (Malaysia) Sdn. Bhd.
2)	Aurigene Discovery Technologies Inc.
3)	Aurigene Discovery Technologies Limited
4)	beta Institut gemeinnützige GmbH
5)	betapharm Arzneimittel GmbH
6)	Cheminor Investments Limited
7)	Chienna B.V.
8)	Chirotech Technology Limited
9)	DRANU LLC
10)	Dr. Reddy’s Bio-Sciences Limited
11)	Dr. Reddy’s Farmaceutica Do Brasil Ltda.
12)	Dr. Reddy’s Laboratories (Australia) Pty. Limited
13)	Dr. Reddy’s Laboratories Canada, Inc.
14)	Dr. Reddy’s Laboratories (EU) Limited
15)	Dr. Reddy’s Laboratories Inc.
16)	Dr. Reddy’s Laboratories International SA
17)	Dr. Reddy’s Laboratories Japan KK
18)	Dr. Reddy’s Laboratories, LLC
19)	Dr. Reddy’s Laboratories Louisiana LLC
20)	Dr. Reddy’s Laboratories New York, Inc.
21)	Dr. Reddy’s Laboratories (Proprietary) Limited
22)	Dr. Reddy’s Laboratories Romania S.R.L.
23)	Dr. Reddy’s Laboratories SA
24)	Dr. Reddy’s Laboratories SAS
25)	Dr. Reddy’s Laboratories Tennessee, LLC
26)	Dr. Reddy’s Laboratories (UK) Limited
27)	Dr. Reddy’s New Zealand Limited.
28)	Dr. Reddy’s Pharma SEZ Limited
29)	Dr. Reddy’s Singapore PTE Limited

Limited Review Report on Quarterly Consolidated Financial Results of Dr. Reddy’s Laboratories Limited pursuant to Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulation, 2015 (continued)

30)	Dr. Reddy’s Srl
31)	Dr. Reddy’s Venezuela, C.A.
32)	DRL Impex Limited
33)	Eurobridge Consulting B.V.
34)	Industrias Quimicas Falcon de Mexico, S.A. de CV
35)	Idea2Enterprises (India) Pvt. Limited
36)	Kunshan Rotam Reddy Pharmaceutical Co. Limited
37)	Lacock Holdings Limited
38)	OOO Dr. Reddy’s Laboratories Limited
39)	OOO DRS LLC
40)	OctoPlus B.V. (formerly OctoPlus N.V.)
41)	OctoPlus Development B.V.
42)	OctoPlus Sciences B.V.
43)	OctoPlus PolyActive Sciences B.V.
44)	OctoPlus Technologies B.V.
45)	OctoShare B.V.
46)	Promius Pharma LLC
47)	Reddy Antilles N.V.
48)	Reddy Specialities GmbH
49)	Reddy Cheminor S.A.
50)	Reddy Holding GmbH
51)	Reddy Netherlands B.V.
52)	Reddy Pharma Iberia SA
53)	Reddy Pharma Italia S.p.A.
54)	Reddy Pharma SAS
55)	Kunshan Rotam Reddy Pharmaceutical Co. Limited (accounted in accordance with Ind AS 111)
56)	DRSS Solar Power Private Limited (accounted in accordance with Ind AS 111)
57)	DRES Energy Private Limited (accounted in accordance with Ind AS 111)

Based on our review conducted as above, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with applicable accounting standards i.e. Ind AS prescribed under Section 133 of the Companies Act, 2013 read with relevant rules issued thereunder and other recognized accounting practices and policies has not disclosed the information required to be disclosed in terms of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 and SEBI Circular dated 5 July, 2016 including the manner in which it is to be disclosed, or that it contains any material misstatement.

for B S R & Co. LLP.

Chartered Accountants

Firm Registration Number: 101248W/W-100022

Supreet Sachdev

Partner

Membership Number: 205385

Date: 26 July 2016

Place: Hyderabad

DR. REDDY’S LABORATORIES LIMITED

STATEMENT OF UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE QUARTER ENDED 30 JUNE 2016

All amounts in Indian Rupees millions, except share data and where otherwise stated

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2016	31.03.2016	30.06.2015	31.03.2016
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
1	Income from operations
	a) Net sales / income from operations (Net of excise duty)	31,635	36,735	37,009	151,633
	b) License fees and service income	488	610	363	2,233
	c) Other operating income	102	389	150	975
	Total income from operations (net)	32,225	37,734	37,522	154,841
2	Expenses
	a) Cost of materials consumed	5,742	5,430	6,330	25,002
	b) Purchase of traded goods	3,282	2,585	3,199	11,743
	c) Changes in inventories of finished goods, work-in-progress and stock-in-trade	(1,793)	943	(1,050)	(957)
	d) Employee benefits expense	8,050	7,909	7,502	31,174
	e) Selling expenses	3,268	2,685	3,130	11,811
	f) Depreciation and amortisation	2,436	2,767	2,033	9,389
	g) Other expenditure	9,774	13,365	8,541	40,215
	Total expenses	30,759	35,684	29,685	128,377
3	Profit before other income and finance costs (1 - 2)	1,466	2,050	7,837	26,464
4	Other income	670	850	757	2,950
5	Profit before finance costs (3 + 4)	2,136	2,900	8,594	29,414
6	Finance costs	148	170	281	826
7	Profit before tax (5 - 6)	1,988	2,730	8,313	28,588
8	Tax expense	526	1,563	1,888	7,511
9	Net profit for the period / year (7 - 8)	1,462	1,167	6,425	21,077
10	Share of profit of equity accounted investees, net of tax	73	59	49	229
11	Net Profit after taxes and share of profit of associates (9 + 10)	1,535	1,226	6,474	21,306
12	Other comprehensive income	147	(1,408)	779	(370)
13	Total comprehensive income	1,682	(182)	7,253	20,936
14	Paid-up equity share capital (face value Rs. 5/- each)	828	853	853	853
15	Reserves				128,842
16	Earnings per share (in Rupees) per Rs. 5/- share
	- Basic	9.06	7.19	37.99	124.93
	- Diluted	9.03	7.17	37.86	124.54
		(Not annualised)	(Not annualised)	(Not annualised)

See accompanying notes to the financial results

Segment Information	All amounts in Indian Rupees millions, except share data and where otherwise stated

		Quarter ended			Year ended
Sl. No.	Particulars	30.06.2016	31.03.2016	30.06.2015	31.03.2016
		(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
	Segment wise revenue and results:
1	Segment revenue:
	a) Pharmaceutical Services and Active Ingredients	6,306	7,461	5,691	28,255
	b) Global Generics	26,459	30,740	32,026	127,671
	c) Proprietary Products	623	645	697	2,659
	d) Others	399	381	312	1,703
	Total	33,787	39,227	38,726	160,288
	Less: Inter segment revenue	1,562	1,493	1,204	5,447
	Add: Other unallocable income	—	—	—	—
	Total income from operations	32,225	37,734	37,522	154,841
2	Segment results:
	Gross profit from each segment
	a) Pharmaceutical Services and Active Ingredients	1,139	1,195	1,341	4,954
	b) Global Generics	16,339	19,435	20,916	84,427
	c) Proprietary Products	525	533	577	2,217
	d) Others	183	121	121	706
	Total	18,186	21,284	22,955	92,304
	Less: Other un-allocable expenditure / (income), net	16,198	18,554	14,642	63,716
	Total profit before tax	1,988	2,730	8,313	28,588

Global Generics includes operations of Biologics business. Inter-segment revenue represents sale from Pharmaceutical Services and Active Ingredients to Global Generics at cost.

Segmental Capital employed

As certain assets of the Company including manufacturing facilities, development facilities and treasury assets and liabilities are often deployed interchangeably across segments, it is impractical to allocate these assets and liabilities to each segment. Hence, the details for capital employed have not been disclosed in the above table.

Notes:

1.

The Company adopted Indian Accounting Standards (“Ind AS”) from 1 April 2016 and accordingly these results have been prepared in accordance with the recognition and measurement principles laid down in the Ind AS 34, Interim Financial Reporting prescribed under Section 133 of the Companies Act, 2013 read with the relevant rules issued thereunder and other accounting pronouncements generally accepted in India. Financial results for all the periods presented have been prepared in accordance with the recognition and measurement principles of Ind AS 34.

2.	Reconciliation between financial results under Previous GAAP and Ind AS for the quarter ended 30 June 2015

Particulars	Amounts in Indian Rupees millions
Net profit under previous GAAP	6,122
Impact on account of measuring investments at fair value through profit and loss	200
Recognition of intangible assets not eligible for recognition under Previous GAAP	(4)
Reversal of goodwill amortised under Previous GAAP	99
Difference in measurement of employee share based payments	22
Impact on current and deferred taxes	52
Others	(17)
Net profit for the period under Ind AS	6,474

3.

During the quarter ended 30 June 2016, the Company bought back and extinguished 5,077,504 equity shares for an aggregate purchase price of Rs. 15,694 million. The aggregate face value of the shares bought back was Rs. 25 million.

4.

Other expenditure for the quarter and year ended 31 March 2016 includes foreign exchange loss of Rs. 3,845 million and Rs. 4,621 million, respectively, on account of currency devaluation and translation of monetary assets and liabilities using SIMADI / DICOM rate pertaining to the Company’s Venezuelan subsidiary.

5.

The Company received a warning letter, dated 5 November 2015 from the U.S. FDA, regarding deviations with current Good Manufacturing Practices at its API manufacturing facilities in Srikakulam, Andhra Pradesh and Miryalaguda, Telangana, as well as regarding violations at its oncology formulation manufacturing facility at Duvvada, Visakhapatnam, Andhra Pradesh. The Company submitted its response to the warning letter on 7 December 2015. The Company believes that it can resolve the issues raised by the U.S. FDA satisfactorily in a timely manner. The Company takes the matters identified by U.S. FDA in the warning letter seriously and will continue to work diligently to address the observations identified in the warning letter and is concurrently continuing to develop and implement its corrective action plans relating to the warning letter. Further, the Company has provided an update to the U.S. FDA on the progress of remediation in January 2016, March 2016 and May 2016.

6.	The unaudited results have been reviewed by the Audit Committee of the Board and approved by the Board of Directors of the Company at their meeting held on 26 July 2016.

7.	The results for all the periods presented have been subjected to a “Limited review” by the Statutory Auditors of the Company. An unqualified report has been issued by them thereon.

By order of the Board

For Dr. Reddy’s Laboratories Limited

Place: Hyderabad	G V Prasad

Date: 26 July 2016	Co-Chairman & Chief Executive Officer